Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 30, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	China Discovery Acquisition Corp. Registration Statement on Form F-1 Filed February 8, 2007 File No. 333-140516

Dear Mr. Reynolds:

On behalf of China Discovery Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 14, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ronald E. Alper. Please note that as a result of the Staff’s comments, it was determined that the Company is not a foreign private issuer and, as a result, Amendment No. 1 is being filed on Form S-1 as required.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

l.	In an appropriate location in the prospectus, please explain the nature and purpose of a limited life exempted company.

Securities and Exchange Commission
March 30, 2007

We have revised the disclosure in the Registration Statement as requested.

2.
Please tell us the factors you considered in determining to value this offering at $30,000,000. Please tell us the factors you considered when determining that you might need $28,475,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

The Company and the underwriters agreed to value the offering at $30,000,000 based on the previous transactional experience of the principals of the Company, which includes a variety of transactions valued at approximately $60,000,000 and above. The offering size was also based on the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth under the section titled “Proposed business - Effecting a business combination - We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.

3.
Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.

We hereby confirm that prior to the effectiveness of the Registration Statement, we will update the Staff with respect to those states in which the offering will be conducted.

4.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

Securities and Exchange Commission
March 30, 2007

5.	We note a number of blank spaces throughout the registration statement. Please fill in the information that can currently be obtained and then update as necessary.

We have revised the disclosure in the Registration Statement as requested.

6.
Throughout the registration statement, you make reference to Cayman Islands law. Please explain in the appropriate locations the relevant Cayman Islands law and how it affects the subjects discussed. For example, we note the disclosure on page 42, and similar disclosure in the summary, that "[w]e anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate that it will take no more than 10 business days to effectuate such distribution." Please reconcile this statement with the disclosure on page 42, and similar disclosure in the risk factor section, that "[u]nder the Companies Law… a liquidator would give at least 21 day's notice to creditors.... We anticipate the trust account would be liquidated shortly following the expiration of the 21 day period."

We have revised the disclosure in the Registration Statement to clarify that the Company anticipates liquidating the trust account shortly following expiration of the above-referenced 21 day period. We have also revised the disclosure to clearly explain the relevant Cayman Islands law and how it affects the subjects discussed.

7.
We note that management appears to be affiliated with various investment banking firms that hold investments in various Chinese companies. Please discuss in more detail whether China Discovery may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these banking firms or an affiliate thereof, and if so describe the criteria if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis.

We have revised the disclosure in the Registration Statement to indicate that the Company does not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated with its management. However, if circumstances change and the Company determines to acquire such an entity, it is required to obtain an opinion from an independent investment banking firm that the business combination is fair to the Company’s unaffiliated shareholders from a financial point of view.

Securities and Exchange Commission
March 30, 2007

8.
We note that each of the officers/directors of the company discloses a significant level of experience in investing in Chinese companies. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in investment banking and/or companies located in China. In light of the ongoing nature of the involvement of the officers/directors with these firms, and the company's stated intent to focus on acquisition candidates in China, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied.

With respect to clauses (i) and (ii) of the Staff’s comment, each of the Company’s officers and directors has pre-existing fiduciary obligations to the entities they are currently affiliated with. However, the Company believes that the only individual with a real potential for a conflict of interest is Wing Yip who is the chief investment officer of DVA Global. We currently indicate this conflict of interest in the section captioned “Management - Conflicts of Interest.”

We have further revised the disclosure in the Registration Statement in response to clause (iii) of the Staff’s comment to indicate that the Company will not consummate a business combination with any entity with which the Company’s management has had acquisition or investment discussions through their other business activities. Accordingly, we do not believe there is any reason to disclose such contacts and discussions. The Company’s officers and directors have not established any criteria by which they are evaluating any such contacts or discussions insofar as they relate to the Company - since, as described above, the Company could not be acquiring any such companies. Accordingly, we have not revised the disclosure in the Registration Statement in response to clause (iv) of the Staff’s comment.

9.
Please clarify throughout the document as appropriate the obligation of the company to bring a claim against the officers and directors to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Securities and Exchange Commission
March 30, 2007

We have revised the disclosure in the Registration Statement to indicate that, if the individuals refused to satisfy their obligations, the Company would have a fiduciary obligation to bring a claim against such individuals to enforce the Company’s rights to indemnification.

Cover Page of Prospectus

Prospectus Summary, page 1

10.
We note the statement "[w]e were formed as a blank check company with the purpose of acquiring, through a stock exchange ... or other similar business combination, an operating business, or control of such operating business, through contractual arrangements..." Please briefly describe in the summary how the company would acquire control of a business entity through contractual arrangement and why the company would structure an acquisition in this manner. It seems that it would be helpful to investors to briefly discuss in the summary whether the company would pursue acquisitions of businesses in China in which direct foreign investment is restricted.

We have revised the disclosure in the Prospectus Summary as requested.

11.
We note your disclosure on page one that, "our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets ... at the time of such acquisition…" Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate. We may have further comment.

We have revised the disclosure in the Registration Statement as requested.

The Offering, page 3

12.
Please discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

The underwriters do not have the right to consent before the Company can exercise its redemption right. We have revised the disclosure in the Registration Statement to clarify this point.

Securities and Exchange Commission
March 30, 2007

Limited payment to insides, page 6

13.	Please clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

We have revised the disclosure in the Registration Statement as requested.

Liquidation if No Business Combination, page 8

14.
We note the disclosure on page 8 in which the company states that "if we have not consummated a business combination by _____________, 2009 [twenty four months from the consummation of this offering], this will trigger our automatic dissolution and we will promptly distribute only to our public shareholders the amount in our trust account ..." Please explain the basis for "promptly" in light of the requirements under the Companies Law of the 21 days' notice to creditors.

We have revised the disclosure in the Registration Statement to clarify that the Company anticipates liquidating the trust account shortly following expiration of the above-referenced 21 day period.

Risk Factors, page 11

15.	Please disclose whether any of the companies identified in the last risk factor on page 15 are "blank check" companies.

We have revised the disclosure in the last risk factor on page 15 to indicate that none of the companies are blank check companies.

16.
We note the first risk factor on page 16 relating to potential conflicts. Please disclose how such future conflicts will be resolved, including whether there is a written policy covering such situations. In addition, please state whether any of your officers or directors is currently involved with any similar transactions or blank check offerings.

We indicate in the section captioned “Management - Conflicts of Interest” that each of the Company’s officers and directors has agreed, until the earliest of a business combination, the Company’s voluntary liquidation or such time as he or she ceases to be an officer or director, to present to the Company for its consideration, prior to presentation to any other entity, any suitable business opportunity, subject to any pre-existing fiduciary obligations they may have. Accordingly, all future conflicts will be resolved in the Company’s favor except where the officer or director has a pre-existing fiduciary obligation, in which case, he must present the target business to the other entity prior to presenting it to the Company. We therefore do not believe any revision to the disclosure is necessary in response to the first part of the Staff’s comment. We have revised the disclosure to indicate in the risk factor that none of the Company’s officers or directors is currently involved with any similar transactions or blank check offerings.

Securities and Exchange Commission
March 30, 2007

17.	In the second risk factor on page 21, please define "extraction treaties."

We have revised the disclosure to change the phrase “extraction treaties” to “extradition treaties.”

Enforceability of Civil Liabilities Against Foreign Persons, page 21

18.
In the first full paragraph under this section, you indicate that it will be difficult for investors to effect service of process within the United States upon your executive officers or directors. Pursuant to Item 101(g)(1)(i) of Regulation S-K, please also clarify that investors will have difficulty effecting service of process on the Company itself.

We have revised the disclosure in the Registration Statement as requested.

19.
You state that the Cayman Islands courts are unlikely to impose liabilities against you in original actions brought in the Cayman Islands that are based on certain civil liability provisions of the U.S. securities laws "that are penal in nature." You also state that Cayman Islands courts will "recognize and enforce a non-penal judgment" of a foreign court in certain circumstances. Because arguably all liability provisions and judgments may be characterized as penal, please explain how a determination is made that a legal provision or judgment is penal or non-penal in nature.

We have revised the disclosure in the Registration Statement to remove the reference to provisions being penal in nature.

Use of Proceeds, page 29

20.	In the table, please include those expenses that will be paid from interest earned on the trust and revise the subheading to indicate the interest.

We have revised the disclosure in the Registration Statement as requested.

21.	Please explain here and in the business and underwriting sections, whether EarlyBirdCapital could receive a fee for locating a target company.

We have revised the disclosure in the Registration Statement in the “Use of Proceeds” and “Proposed Business” sections to indicate that EarlyBirdCapital could receive a fee for locating a target company. The “Underwriting” section already indicates that the Company may engage any of the underwriters to assist them in locating potential target businesses and paying a fee in connection therewith.

Securities and Exchange Commission
March 30, 2007

Proposed Business page 36

Effecting a Business Combination, page 37

Sources of Target Businesses, page 37

22.
We note that you will not pay any of your existing officers, directors, shareholders, special advisors or affiliates any finder's fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finders' fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

The disclosure currently indicates that in no event will any of the Company’s existing officers, directors, shareholders, special advisors or any entity with which they are affiliated be paid any fees prior to, or for any services they render in order to effectuate, the consummation of a business combination - this is an outright statement and is not limited by payments by the Company - no payments of any kind will be made. Furthermore, each of the letter agreements signed by the Company’s officers, directors and initial stockholders, filed as exhibits to the Registration Statement, states that they will not receive and will not accept any such payment. Notwithstanding the foregoing, we have clarified the disclosure in the Registration Statement to indicate that no payments will be received from either the Company or any target business.

23.
We note the statement that "as of the date of this prospectus, there are no affiliated entities that we would consider as a business combination target." Please confirm that these affiliated entities include those entities affiliated with officers, directors, special advisors or shareholders.

We have revised the disclosure in the Registration Statement to confirm that the affiliated entities include those entities affiliated with the Company’s officers, directors, special advisors or shareholders.

Fair market value of target business, page 32

24.
It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
March 30, 2007

Opportunity for Shareholder Approval of Business Combination, page 40

25.
On page 40, you state "[i]n connection with the shareholder vote required to approve any business combination, all of our existing shareholders... have agreed to vote their respective initial shares in accordance with the majority of the ordinary shares voted by the public shareholders." Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

We have revised the disclosure in the Registration Statement as requested.

Conversion Rights, page 41

26.
Please disclose the specific conversion procedures that shareholder will have to follow in order to convert their shares. Disclose whether you will require shareholders to tender their shares prior to the shareholder meeting.

We have revised the disclosure in the Registration Statement to disclose the specific conversion procedures that shareholders will need to follow in order to convert their shares.

Management, page 48

Directors and Executive Officers, page 48

27.	Please identify any entities in the biographies that are or were blank check companies.

There are no entities that are or were blank check companies.

Special Advisors, page 49

28.	In the biography of David Wu, please revise to remove promotional terms such as "tremendous."

We have revised the biography of David Wu as requested.

29.
For the Yangtze River United Economic Development (Group) Co., Ltd. (YUD Group), please list the officers and/or employees of that group who will act as special advisors. Please explain whether the YUD Group is affiliated with any government agency.

We have revised the disclosure in the Registration Statement as requested.

30.
We note the statement on page 61 that, "We currently do not anticipate entering into a business combination with an entity affiliated with any of our existing shareholders." Please revise to disclose whether this statement includes those entities affiliated with officers, directors or special advisors.

Securities and Exchange Commission
March 30, 2007

We have revised the disclosure in the Registration Statement to indicate that the Company does not anticipate entering into a business combination with an entity affiliated with any of its officers, directors, special advisors or existing shareholders.

Principal Shareholders, page 52

31.
Pursuant to Item 7.A. of Form 20-F, please indicate whether your principal shareholders have different voting rights compared to other shareholders in the company. Also indicate the portion of each class of securities held in the United States, as well as the number of U.S. record holders.

As indicated above, Amendment No. 1 is being filed on Form S-1. Accordingly, we respectfully believe that this comment is no longer applicable.

32.
We note that a substantial portion of your shares may be held by U.S. record holders, and that all of your directors and officers have a business address in the United States, which suggests that your business is administered principally in the United States. We also note that your assets are held in the United States, and will continue to be held here immediately after the offering and for a period of time thereafter. Please explain how you qualify as a foreign private issuer.

After reviewing the facts, it was determined that the Company does not qualify as a foreign private issuer. Accordingly, Amendment No. 1 is being filed on Form S-1.

Passive Foreign Investment Company Rules, page 65

33.
In the third full paragraph under this section, you state that the Company believes it should not be classified as a PFIC. Advise whether the tax opinion to be filed will cover this statement. Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." In the staff's view, the likelihood of the Company's status as a PFIC and the tax consequences thereof are material to an investor, and a tax opinion with an appropriate consent should be filed as an exhibit to the registration statement. Please advise. We may have further comment.

We have revised the disclosure in the Registration Statement to indicate that the Company’s actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that the Company will not be considered a PFIC for the current taxable year or any future taxable year. Accordingly, the above-referenced statement is not something that can be opined on at this time. Furthermore, we provide the investor with disclosure on the outcome should the Company not be considered a PFIC. We therefore respectfully believe that no tax opinion is necessary.

Securities and Exchange Commission
March 30, 2007

Other

34.
Please include the disclosure required by Item 4(a) of Form F-1 and Item 10(B) of Form 20-F. For example, please include the disclosure required Item 9(B) of Form 20-F regarding the plan of distribution.

As indicated above, Amendment No. 1 is being filed on Form S-1. Notwithstanding the foregoing, we have revised the disclosure in the Registration Statement to provide the information required by Items 507 and 508 of Regulation S-K relating to the plan of distribution.

Financial Statements, page F-3

35.	Your attention is directed to Item 4 of Form F-1 and Item 8 of Form 20-F and the possible need for updated financial statements and related disclosures.

Duly noted.

Exhibit 23.1

36.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

A currently dated consent of the independent accountants with typed signature has been included with Amendment No. 1.

Item 8. Exhibits

37.	Please revise the legality opinion to opine on whether the purchase option and the warrants will constitute legal, valid and binding obligations of the Company.

We have revised the Registration Statement to include an opinion of counsel from Graubard Miller indicating that the purchase option and warrants are binding obligations of the Company under applicable law.

38.	We note the reference to exhibit 23.2. Please clarify whether there will be a legal opinion filed by Graubard Miller.

As indicated in response to comment 37, an opinion of Graubard Miller has been included with Amendment No. 1. We have revised the references in Part II to conform to the correct exhibits.

Securities and Exchange Commission
March 30, 2007

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant